FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: June 3, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Updates Bombore with Positive Drilling Results

RC drilling intersects 12m of 3.38g/t and 12m of 2.71g/t at new targets

Metallurgical tests indicate heap leach recoveries better than 80%

June 3, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to provide an update on the Bombore gold project in Burkina Faso, West Africa. Orezone has recently received all of the assays from the recent 19,662m Reverse Circulation (RC) drill program. This program was designed to infill sections of the Met-Chem resource model (see February 14, 2008 press release) and to also test for new zones and extensions. Drilling results support the continuity of the current resource model and have identified several new zones outside of the current model including: 28m of 0.74g/t at Maga, 12m of 3.38g/t at P8P9 and 12m of 2.71g/t at Siga.

Table 1. Summary of highlights from 2008 RC drilling at Bombore Project.

Prospect (ID)	Section (ID)	Hole (ID)	From (m)	To (m)	Length (m)*	Au (g/t)**
Maga	3900	BBC372	0.0	11.0	11.0	0.82
Maga	3400	BBC397	6.0	10.0	4.0	3.42
Maga	3200	BBC412	5.0	13.0	8.0	1.61
Maga	3100	BBC413	50.0	62.0	12.0	0.57
Maga	3100	BBC419	36.0	41.0	5.0	2.40
Maga	2800	BBC454	30.0	58.0	28.0	0.74
P8P9	1900	BBC498	31.0	43.0	12.0	3.38
P8P9	1700	BBC508	30.0	45.0	15.0	2.50
P8P9	1700	BBC509	20.0	33.0	13.0	1.11
P8P9	1600	BBC513	12.0	23.0	11.0	0.80
P8P9	1500	BBC518	1.0	12.0	11.0	0.59
P8P9	1400	BBC523	2.0	7.0	5.0	6.43
P8P9	1300	BBC530	54.0	63.0	9.0	1.36
P8P9	1100	BBC539	2.0	24.0	22.0	0.61
P11	48500	BBC568	71.0	74.0	3.0	29.99
Siga	12700	BBC579	12.0	15.0	3.0	4.72
Siga	12600	BBC584	39.0	49.0	10.0	1.09
Siga	12200	BBC596	69.0	74.0	5.0	2.85
Siga	12200	BBC597	3.0	12.0	9.0	2.00
			34.0	40.0	6.0	2.41
Siga	12300	BBC599	18.0	28.0	10.0	0.92
Siga	12100	BBC608	23.0	37.0	14.0	0.68
Siga	12000	BBC610	18.0	27.0	9.0	1.18
			43.0	54.0	11.0	1.66
Siga	11900	BBC623	7.0	18.0	11.0	0.55
			21.0	31.0	10.0	0.79

Siga	12000	BBC625	38.0	50.0	12.0	2.71
Siga	12000	BBC626	12.0	23.0	11.0	0.61
Siga	12200	BBC631	19.0	26.0	7.0	3.07

*Down hole intervals: true widths expected to be approximately 70%

**0.4 g/t Cut-off

Assay data from the recent core and RC drill programs are currently being compiled along with new geological models to produce an updated resource estimate scheduled for completion in the third quarter of 2008. Orezone has contracted SRK Consulting (Canada) Inc. from Toronto, Ontario to audit the Bombore resource estimate. Bombore currently has Measured and Indicated resource of 576,000oz at 0.61g/t and Inferred resource of 501,000oz at 0.66g/t (using a 0.4g/t cut off).

Orezone has also received a technical review from Herbert Osborne and Associates (HOA) with respect to its recent metallurgical test program. Based on a limited ICP analysis, HOA concluded that there were no indications of elements that would affect the recovery of gold or result in higher cyanide consumption. It was determined that average recoveries from the oxide facies exceeded 90% and in those oxide samples without coarse gold, leaching was essentially complete in 12-24 hours. Preliminary heap leach recoveries were estimated at 85% for oxide material and 81% for transitional material. A column test program was recommended in order to determine more specific recovery parameters. Orezone intends to commence a column test program in the third quarter of 2008 and has also commenced a multi-element litho-geochemistry sampling program and ore petrography investigation to further improve the understanding of the gold mineralization at Bombore.

“With better than expected results from the drilling programs and positive metallurgical results, this project is exhibiting all of the attributes to become a significant addition to Orezone’s growth profile. Our vision is a large tonnage, heap-leachable surface oxide resource that would represent low stripping ratios and low production costs. We anticipate commencing a scoping study after our resource update this fall,” stated Ron Little, CEO for Orezone.

Drilling on the Bombore property was supervised by M.S. (Steve) King, P. Geo., Vice-President, Exploration, who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Orezone employs a rigorous Quality Control Program (QCP) employing a minimum 10% standards, blanks and duplicates. The Bombore Metallurgical Program consisted of three separate analytical streams to determine the total gold content, grindability and occurrence of coarse gold and the leach characteristics over a 72 hour period. Metallurgical samples were prepared by riffle splitting a 3kg sample and combining six intervals to produce an 18kg composite sample. Three 2kg samples were subsequently riffle split for the analytical streams and the remainder of the material stored. Bottle-roll cyanide extraction (with LeachWELL™) was completed at Abilab Burkina SARL (subsidiary of ALS Laboratory group) in Ouagadougou. Fire assay analyses were completed at ALS Bamako (Mali) and ALS Vancouver (Canada).

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0Moz of indicated resources and 1.3Moz of inferred resources at a 0.5g/t cut-off. Reserves contained within a US$600 gold price mine plan are 3.0Moz. The deposit remains open and untested below 260m from surface and is surrounded by several satellite deposits. Orezone also has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and forward-looking information are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements and forward-looking information in this news release include statements with respect to heap-leach recoveries, the timing of release of a resource update and scoping study, and our vision for the Bombore gold project.

Forward-looking statements are based on certain assumptions, opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for the drilling program is available as scheduled, and that no labour shortages or delays are incurred. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the failure of contracted parties to perform as contracted and the failure of equipment. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.